AB 2/28

07001354

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3313 S. Packerland Dr., Suite E
(No. and Street)

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

De Pere, WI 54115
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. Schueler (920) 347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith J. Brunette, CPA (920) 592-0400
(Name – *if individual, state last, first, middle name*)

808 Bayland Court Green Bay, WI 54304
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2007
WASH, D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R. Schueler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD Financial, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Dianne M. Bariol

Notary Public 07/22/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCD FINANCIAL, INC.

De Pere, Wisconsin

FINANCIAL STATEMENTS

Including Accountant's Audit Report

December 31, 2006

KCD Financial, Inc.
Table of Contents

Keith J. Brunette, CPA
808 Bay Land Court
Green Bay, WI 54304
(920) 592-0400
Fax: (920) 592-9314

Independent Auditor's Report on Internal Control of a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

January 31, 2007

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

In planning and performing our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KCD Financial, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs on internal control structure policies and procedures, and of the practices and procedures that can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected.

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that some lack of segregation of function exits. Although this condition may be considered to be a material weakness in internal control, it is common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2006. In addition, no facts came to our attention, which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at KCD Financial, Inc. to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Sincerely,

Keith J. Brunette, CPA

Keith J. Brunette, CPA
808 Bay Land Court
Green Bay, WI 54304
(920) 592-0400
Fax: (920) 592-9314

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

We have audited the accompanying Balance Sheet -- income tax basis, of KCD Financial, Inc. as of December 31, 2006, and the related statements of Income, Retained Earnings-- income tax basis, Changes in Stockholders' Equity--income tax basis, Cash Flows - income tax basis, and the computation of Net Capital. These Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statements presentation. We believe that our audit provides a reasonable basis for our opinion.

As part of our audit we performed a reconciliation of the audited computation of net capital and the broker-dealer's net capital as per the unaudited FOCUS Part IIA. Reconciliation between the audited computation and the unaudited information provided by the company on FOCUS Part IIA is part of this report.

Also, in conducting the audit in accordance with generally accepted auditing standards, we noted no material inadequacies in the procedures of systems of the company.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCD Financial, Inc. as of December 31, 2006, and results of its operations and cash flows for the period then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-13is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

Sincerely,

Keith Brunette CPA

KCD Financial, Inc.
Statement of Financial Condition - IncomeTax Basis
December 31, 2006

ASSETS	**2006**	**2005**
CURRENT ASSETS		
Cash in Bank - Associated Bank	$106,828	$65,951
Petty Cash	48	48
Accounts Receivable - Concessions	322,238	105,889
Accounts Receivable - SWS	47,156	23,681
Misc. Rep. Renewals	2,050	10,915
TOTAL CURRENT ASSETS	$478,320	$206,484
FIXED ASSETS		
Vehicles	$15,000	$15,000
Equipment	28,586	22,360
Furniture and Fixtures	6,647	6,647
Leasehold Improvements	1,349	1,349
Accumulated Depreciation	(41,053)	(28,385)
TOTAL FIXED ASSETS	$10,528	$16,971
OTHER ASSETS		
(Cash segregated under federal and other regulations)		
Investment	$31,972	$30,750
Organizational Costs (net of amortization)	1,480	2,466
Loan to Shareholders	13,502	14,537
Branch Office Advance	0	4,160
TOTAL OTHER ASSETS	$46,954	$51,913
TOTAL ASSETS	**$535,802**	**$275,368**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued Commissions Payable	283,569	86,846
Misc. Monthly Vendor Accrued	437	0
Credit Card Payable	1,710	436
FICA Taxes Payable	6,352	5,181
State Withholding Payable	1,737	1,232
Federal Unemployment Payable	21	31
State Unemployment Payable	83	196
TOTAL CURRENT LIABILITIES	293,910	93,922

See accompanying notes to financial statements and accountants' audit report

STOCKHOLDER'S EQUITY		
Common stock, .0001 Par Value - 50,000 shares registered with State 10,000 Board Authorized to be Issued 8,433 shares actually issued	$105,150	$105,150
Preferred stock $25 Par Value 10,000 Authorized 9,000 Issued	$225,000	$225,000
Retained Earnings	(88,258)	(148,704)
TOTAL EQUITY	$241,892	$181,446
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$535,802**	**$275,368**

KCD Financial, Inc.
Statement of Income and Retained Earnings - Income Tax Basis
December 31, 2006

	2006	2005
OPERATING REVENUES		
Concessions	$2,415,734	$1,407,486
Mac Fees	84,995	495,902
Other Operating Revenue	454,202	264,174
TOTAL REVENUE	$2,954,931	$2,167,562
OPERATING EXPENSES		
Commissions	2,455,949	1,696,774
Mac Rep Bonus	0	62,193
Shareholder Contract Fee	1,259	6,681
Cost of Labor	310,145	292,103
Operating Expenses	126,304	75,942
TOTAL OPERATING EXPENSES	2,893,657	2,133,693
OPERATING LOSS/INCOME	$61,273	$33,869
PROVISION FOR INCOME TAXES	($828)	($1,409)
NET LOSS/INCOME	$60,446	$32,460
BEGINNING RETAINED EARNINGS	(148,704)	(181,164)
ENDING RETAINED EARNINGS	($88,258)	($148,704)

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Statement of Cash Flow - Income Tax Basis
December 31, 2006

	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES		
Net Operating Loss/Income	$60,446	$32,460
Adjustments to reconcile net loss to net cash flows from operating activities:		
Amortization	986	986
Depreciation	12,714	12,194
Increase in Receivables	(230,959)	(83,335)
Increase in Payables	199,988	55,159
Net Cash Produced by Operating Activities	43,175	17,463
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of Assets	(6,272)	(2,534)
Other Assets	5,195	
Required Deposits	(1,221)	(662)
Net Cash Produced by Investment Activities	(2,298)	(3,196)
Net Increase in Cash	40,877	14,267
CASH AT BEGINNING OF YEAR	65,999	51,732
CASH AT END OF YEAR	$106,876	$65,999

KCD Financial, Inc.
Statement of Changes in Stockholder Equity - Income Tax Basis
December 31, 2006

	Capital	Retained Earnings
Beginning Balance	330,150	(148,704)
Contributed Capital	0	
Net Income/(Loss)		60,446
Ending Balance	$330,150	($88,258)

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Notes to Financial Statements
December 31, 2006

Summary of Significant Accounting Principles

This summary of significant accounting policies of KCD Financial, Inc. is presented to assist in understanding the Company's Financial Statements. The Financial Statements and notices are representations of the Company's management who is responsible for their integrity and objectivity. .The company uses the income tax basis of accounting which is an accounting method other than GAAP. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the Financial Statements.

Nature of Business

The company operates a brokerage services firm located in De Pere, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, and insurance policies at the request of its clients.

Basis of Accounting

The company uses tax depreciation for reporting purposes rather than method/lives required by generally accepted accounting principles.

Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments or investments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated methods over the underlying asset's estimated useful life for audit statement purpose. For income tax purposes expensing elections and accelerated methods over their class life is used.

Income Taxes

The amount of current and taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Tax expenses or benefits are recognized in the financial statements for the changes in tax liabilities or assets between years. As of December 31, 2006, the company had retained earnings of ($88,258). Operating losses can be carried forward for a period of fifteen (15) years. ($26,659) of the carry forward expires in 2018; the remaining ($61,599) expires in 2019.

Cash Segregated Under Federal and Other Regulations

Cash of $100 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. This is not customer money, but rather, funds required by the bank to keep the account open.

Net Capital Requirements

KCD is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, KCD had net capital of $193,477, which was $168,477 in excess of it required net capital of $25,000. KCD's net capital ratio was 5.2 to 1.

Lease Agreement

The Company entered into a lease agreement for office space for its De Pere location with Business Development Corp., commencing September 1, 2003 for a term of 3 years ending September 1, 2006, at an annual rate of $23,988 per year with 3% annual increases. The company is also responsible for all utilities. The company continues to occupy that office space, although no formal lease extension has been signed.

Legal Issues

As of December 31, 2006 the company does not have any outstanding legal issues or obligations.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Stockholders' Equity

The Board of Directors of the Corporation is expressly vested with the authority to divide the Series Preferred Stock into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board of Directors hereto.

Subject to the prior and superior rights of the Series Preferred Stock and on the conditions set forth in any resolution or resolutions of the Board of Directors providing for the issuance of any particular series of the Series Preferred Stock, the Board of Directors may declare and pay dividends on the Common Stock from time to time as funds may be legally available, therefore, which may be payable in cash stock or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board of Directors providing for the issuance of any particular series of any Series Preferred Stock, the holders of the Common Stock shall be entitled to one vote for each share held at all meetings of the stockholders of the Corporation. In the event of the liquidation, dissolution or winding up of the affairs of the Corporation and after all payments and distributions shall have been made in full to the holders of the Series Preferred Stock as may have been required under the terms of the resolution or resolutions of the Board of Directors providing for the issuance of any particular series of the Series Preferred Stock, the remaining assets and funds of the Corporation shall be distributed among the holders of the Common Stock according to their respective shares.

KCD Financial, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

	2006	2005
NET CAPITAL		
Total Stockholders' Equity	$241,892	$181,446
Deduct Stockholders' Equity Not allowed for Net Capital	0	0
Total Stockholders' Equity Qualified for net Capital	241,892	181,446
Deductions and/or Charges:		
Nonallowable Assets:		
Petty Cash	48	48
Company Fixed Assets	10,528	16,971
Aged Receivables - over 30 days	20,807	4,904
Receivables From Non-Customers	15,552	29,612
Other Assets	1,480	2,466
	48,415	54,001
NET CAPITAL	$193,477	$127,445
AGGREGATE INDEBTEDNESS:		
(Items included on Balance Sheet)		
Accounts Payable	285,716	87,282
Accrued Employer Taxes	8,193	6,641
TOTAL AGGREGATE INDEBTEDNESS	$293,909	$93,923
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Requirement:		
(based on aggregate indebtedness)	19,594	6,265
Minimum Dollar Requirement	25,000	25,000
Excess Net Capital	$168,477	$102,445
Excess net Capital at 1000%	$164,086	$118,053
Ratio: Aggregate Indebtedness to Net Capital	152%	74%

KCD Financial, Inc.
Reconciliation of Net Capital - Part IIA
December 31, 2006

FOCUS REPORT ITEM	UNAUDITED FOCUS REPORT 12/31/05	AUDIT REPORT 12/31/05	DIFFERENCE	EXPLANATION REFERENCE
ASSETS				
1. Cash	$138,800	$138,848	($48)	1
10. Property, Furniture and Equipment	12,008	10,528	$1,480	2
11. Other Assets	48	1,480	($1,432)	3
23.D Retained Earnings and Owner Equity	(84,503) 245,647	(84,503) 245,647	$0 $0	

KCD Financial, Inc.
Reconciliation of Net Capital – Part IIA
December 31, 2006

EXPLANATIONS:

1. Petty Cash of $48 is reclassified from Other Asset to Cash.

2. Organizational Cost of $1,480 was reclassified to Other Asset.

3. Organizational Cost of $1,480 was reclassified to Other Asset, and Petty Cash of $48 was classified as Cash.

SUPPLEMENTAL INFORMATION

KCD Financial, Inc.
OPERATING EXPENSES - COST OF LABOR
December 31, 2006

	2006	2005
OPERATING EXPENSES		
COST OF LABOR		
Salaries	223,520	219,720
Hourly Wages	51,525	38,897
FICA Tax Expense	19,843	18,421
Federal Unemployment Tax	318	336
State Unemployment Tax	1,834	2,003
Staff Training	1,440	1,760
Workers Comp	1,039	340
Life Insurance	10,627	10,627
Health/Dental Insurance	0	0
TOTAL COST OF LABOR	$310,146	$292,104

KCD Financial, Inc.
OPERATING EXPENSES - GENERAL
December 31, 2006

	2006	2005
OPERATING EXPENSES		
NASD Reg. Fees/Misc	2,794	(909)
State Reg. Fees	732	-
Licenses and Permits	852	88
E & O Insurance	5,888	(24,572)
Liability Insurance	-	478
Telephone	7,047	6,094
Postage and Delivery	8,707	5,330
Printing and Reproduction	609	115
Equipment Repairs	2,346	(450)
Computer Repairs	6,388	1,079
Computer Software	421	0
Equipment Rental	404	309
Rent	25,944	25,280
Gas and Electric	4,621	5,668
Property Taxes	252	675
Depreciation Expense	12,714	12,194
Amortization Expense	986	986
Miscellaneous	16,407	12,166
Advertising	1,307	1,361
Meals and Entertainment	188	274
Travel	8,219	7,183
Meetings	2,452	1,261
Office Supplies	4,657	5,908
Gain/Loss on Asset Disposal	28	0
Cleaning and Maintenance	717	0
Legal Fees	6,297	11,987
Accounting Fees	3,106	2,179
Dues and Subscriptions	2,168	1,255
Bank Service Charges	55	0
TOTAL COST OF OPERATING EXPENSES	$126,305	$75,939

END